UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BIONIK LABORATORIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-54717	27-1340346
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

483 Bay Street, N105 Toronto, Ontario		M5G 2C9
(Address of principal executive offices)		(Zip Code)

Eric Dusseux, Chief Executive Officer

(416) 640-7887

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Bionik Laboratories Corp. (the “Company”) for calendar year 2020 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals. This good faith, reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company is unable to determine at this time whether Conflict Minerals necessary to the functionality or production of the Company’s products manufactured in calendar year 2020 originated in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company identified several key suppliers and distributors for the reporting period from January 1, 2020 to December 31, 2020. As the majority of the Company’s key suppliers are distributors, they are aware of many environmental and corporate social responsibility issues, however their positions as a distributor relieve them from Conflict Minerals reporting obligations, since they do not manufacture or contract to manufacture any products or components. As such, our distributors referred us to contact manufacturers directly for due diligence information.

Based on distributors’ feedback, the Company performed the following due diligence activities:

•	Directly contacted the manufacturers and conducted a good-faith reasonable country of origin inquiry (“RCOI”) to determine the origin of any Conflict Minerals contained in the Company’s products.
•	Confirmed manufacturers’ conflict materials information through the Electronic Components Industry Association (ECIA). ECIA develops a webpage per the following link that includes a list of companies that provide information on conflict materials.
o	https://www.ecianow.org/industry-issues/conflict-materials/member-company-information/

Based on the foregoing, the Company is unable to definitively determine at this time whether Conflict Minerals necessary to the functionality or production of the Company’s products manufactured in calendar year 2020 originated in the Covered Countries.

The Company has filed its conflicts mineral disclosure and report on this Form SD, which is posted (and publicly available) on the Company’s website: www.bioniklabs.com (http://www.bioniklabs.com/investors/secfilings.htm).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

BIONIK LABORATORIES CORP.
(Registrant)
DATE: May 30, 2021	By:	/s/ Richard Russo
Richard Russo
Chief Financial Officer